UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, Newfoundland and Labrador

Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-228593), as amended and supplemented, and are made part thereof and exhibits thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description

99.1

Equity Distribution Agreement dated as of December 10, 2018 among registrant, Scotia Capital Inc., TD Securities Inc., Morgan Stanley Canada Limited, Wells Fargo Securities Canada, Ltd., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

99.2	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York
99.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario
99.4	Consent of Stikeman Elliott LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: December 10, 2018	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary